Mercedes-Benz Auto Lease Trust 2020-B
Investor Report

Amounts in USD

Dates

Collection Period No.		9			
Collection Period (from... to)	1-May-2021	31-May-2021			
Determination Date	11-Jun-2021				
Record Date	14-Jun-2021				
Payment Date	15-Jun-2021				
Interest Period of the Class A-1 Notes (from... to)	17-May-2021	15-Jun-2021	Actual/360 Days	29	
Interest Period of the Class A-2, A-3 and A-4 Notes (from... 6/15/2021	15-May-2021	15-Jun-2021	30/360 Days	30	

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	157,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	420,000,000.00	337,069,838.33	298,589,584.51	38,480,253.82	91.619652	0.710928
Class A-3 Notes	345,000,000.00	345,000,000.00	345,000,000.00	0.00	0.000000	1.000000
Class A-4 Notes	88,120,000.00	88,120,000.00	88,120,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,010,120,000.00**	**770,189,838.33**	**731,709,584.51**	**38,480,253.82**		
Overcollateralization	171,309,810.94	186,075,195.22	186,075,195.22			
Total Securitization Value	**1,181,429,810.94**	**956,265,033.55**	**917,784,779.73**			
present value of lease payments	510,088,176.38	330,653,954.02	312,340,691.53			
present value of Base Residual Value	671,341,634.56	625,611,079.53	605,444,088.20			

	Amount	Percentage
Initial Overcollateralization Amount	171,309,810.94	14.50%
Target Overcollateralization Amount	186,075,195.22	15.75%
Current Overcollateralization Amount	186,075,195.22	15.75%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.184160%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	0.310000%	87,076.37	0.207325	38,567,330.19	91.826977
Class A-3 Notes	0.400000%	115,000.00	0.333333	115,000.00	0.333333
Class A-4 Notes	0.500000%	36,716.67	0.416667	36,716.67	0.416667
Total		**238,793.04**		**$38,719,046.86**	

Amounts in USD

	Initial Balance	Beginning Balance	Ending Balance
Exchange Note Balance	1,122,358,320.39	897,193,543.00	858,713,289.18

Available 2020-B Collections	
Lease Payments Received	17,013,194.58
Net Sales Proceeds-early terminations (incl Defaulted Leases)	16,445,894.91
Net Sales Proceeds-scheduled terminations	16,369,813.23
Excess wear and tear included in Net Sales Proceeds	32,497.56
Excess mileage included in Net Sales Proceeds	53,294.25
Subtotal	49,828,902.72
Repurchase Payments	0.00
Advances made by the Servicer	0.00
Investment Earnings	442.39
Total Available Collections	**49,829,345.11**

Distribution on the Exchange Note	
(1) Total Servicing Fee	796,887.53
Nonrecoverable Advances to the Servicer	0.00
(2) Exchange Note Interest Distributable Amount (0.51%)	381,307.26
(3) Exchange Note Principal Distributable Amount	38,480,253.82
(4) Any amounts by which the sum payable pursuant to Section 8.03(a)(i) through (vii) of the Indenture (or, if applicable, pursuant to Section 5.04(b)(i)through (vii) of the Indenture) exceed the sum of the Exchange Note Interest Distributable Amount and the Exchange Note Principal Distributable Amount	0.00
(5) Remaining Funds Payable	10,170,896.50
Total Distribution	**49,829,345.11**

Available Funds ABS Notes	
Total Exchange Note Payments	38,861,561.08
Reserve Account Draw Amount	0.00
Total Available Funds	**38,861,561.08**

Distributions ABS Notes	
(1) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
(2) Interest Distributable Amount Class A Notes	238,793.04
(3) Priority Principal Distribution Amount	0.00
(4) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
(5) Regular Principal Distribution Amount	38,480,253.82
(6) Additional Servicing Fee and Transition Costs	0.00
(7) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (1)]	0.00
(8) Excess Collections to Certificateholders	142,514.22
Total Distribution	**38,861,561.08**

Amounts in USD

Distribution Detail

	Amount Due	Amount Paid	Shortfall
Total Servicing Fee	796,887.53	796,887.53	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	238,793.04	238,793.04	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	87,076.37	87,076.37	0.00
thereof on Class A-3 Notes	115,000.00	115,000.00	0.00
thereof on Class A-4 Notes	36,716.67	36,716.67	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	238,793.04	238,793.04	0.00
Priority Principal Distribution Amount	0.00	0.00	0.00
Regular Principal Distribution Amount	38,480,253.82	38,480,253.82	0.00
Principal Distribution Amount	38,480,253.82	38,480,253.82	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	5,907,149.05
Reserve Fund Amount - Beginning Balance	5,907,149.05
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	50.17
minus Net Investment Earnings	50.17
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	5,907,149.05
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	50.17
Net Investment Earnings on the Exchange Note	
Collection Account	392.22
Investment Earnings for the Collection Period	442.39

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Leases
Cutoff Date Securitization Value	1,181,429,810.94	28,897
Securitization Value beginning of Collection Period	956,265,033.55	25,760
Principal portion of lease payments	12,146,315.82	
Terminations- Early	12,825,086.56	
Terminations- Scheduled	12,795,818.14	
Repurchase Payment (excluding interest)	0.00	
Gross Losses	713,033.30	
Securitization Value end of Collection Period	917,784,779.73	24,786

Pool Factor	77.68%

	As of Cutoff Date	Current
Weighted Average Securitization Rate	6.68%	6.67%
Weighted Average Remaining Term (months)	27.02	19.74
Weighted Average Seasoning (months)	11.38	18.85
Aggregate Base Residual Value	775,726,981.78	669,492,291.08
Cumulative Turn-in Ratio		62.01%
Proportion of base prepayment assumption realized life to date		84.78%
Actual lifetime prepayment speed		0.43%

Delinquency Profile

Delinquency Profile *	Amount **	Number of Leases	Percentage
Current	916,079,052.39	24,746	99.81%
31-60 Days Delinquent	1,280,049.58	31	0.14%
61-90 Days Delinquent	222,118.16	6	0.02%
91-120 Days Delinquent	203,559.60	3	0.02%
Total	917,784,779.73	24,786	100.00%

Delinquency Trigger	**4.747%**
60+ Delinquency Leases to EOP Aggregate Securitization Value	0.046%
Delinquency Trigger occurred	No

*A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease

**Based on the actual Securitization Value of the respective leases

Amounts in USD

Loss Statistics

Credit Loss	Current		Cumulative	
	Amount	Number of Leases	Amount	Number of Leases
Securitization Value of Defaulted Leases, Beg of Collection Period	516,281.23	17	7,329,706.88	182
Liquidation Proceeds	444,241.59		6,579,447.15	
Recoveries	42,872.32		737,587.70	
Principal Net Credit Loss / (Gain)	29,167.32		12,672.03	

Net Credit Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	0.037%	
Prior Collection Period	(0.198%)	
Second Prior Collection Period	0.211 %	
Third Prior Collection Period	(0.012%)	
Four Month Average	0.010%	

Cumulative Net Credit Loss / (Gain) as % of Cutoff Date Securitization Value   0.001%

Average Net Credit Loss / (Gain)   69.63

Residual Loss	Current		Cumulative	
	Amount	Number of Leases	Amount	Number of Leases
Securitization Value of Liquidated Leases, Beg of Collection Period	25,817,656.77	957	114,921,916.97	3,921
Sales Proceeds and Other Payments Received	32,213,843.74		141,289,866.36	
Residual Loss / (Gain)	(6,396,186.97)		(26,367,949.39)	

Residual Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	(8.191)%	
Prior Collection Period	(6.291%)	
Second Prior Collection Period	(5.314%)	
Third Prior Collection Period	(2.170%)	
Four Month Average	(5.492)%	

Cumulative Residual Loss / (Gain) as % of Cutoff Date Securitization Value   (2.232)%

Average Residual Loss / (Gain)   (6,724.80)